Exhibit 99.41

Solaris Reports 96m of 0.59% CuEq From Near Surface within 144m of 0.50% CuEq and 148m of 0.52% CuEq in First Two Reconnaissance Holes at Patrimonio

September 12, 2023 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) is pleased to announce assay results from the first two reconnaissance drill holes at the Patrimonio target confirming a significant new discovery, southwest of Central, on the Warintza Project (“Warintza” or the “Project”) in southeastern Ecuador. Highlights are listed below, with corresponding images in Figures 1-2 and detailed results in Tables 1-2.

Highlights

Patrimonio was discovered in June 2023 as part of a program of mapping and sampling in an area located approximately 0.5 km southwest of Warintza Central. The first two reconnaissance drill holes confirm the discovery of a significant new copper deposit. The drilling also revealed a new style of what appears to be skarn mineralization developed within carbonate-rich volcanic sequences for which the source has not yet been determined.

●	SLSP-01 was drilled northwest and returned 50m of 0.75% CuEq¹ or 96m of 0.59% CuEq¹ within a broader interval of 144m of 0.50% CuEq¹ from surface before entering the weakly mineralized dacite porphyry stock

●	SLSP-02 was drilled west from the same platform and returned 148m of 0.52% CuEq¹ within a broader interval of 276m of 0.40% CuEq¹ from near surface before the hole was terminated in the porphyry

●	Two distinct phases of mineralization are evident: the first occurs in the upper portion of the holes with strong epidote-magnetite (skarn) alteration and secondary biotite (potassic) alteration in a sequence of volcanics; the second is associated with a later dacite porphyry altered by quartz-sericite-pyrite alteration which cuts the mineralization in the volcanics above

●	Observations from drill core suggest the epidote-magnetite (skarn) mineralization was derived from a different and, as yet, unidentified source than the dacite porphyry opening up intriguing potential for the discovery of additional skarn mineralization and/or its intrusive source within the Patrimonio anomaly as depicted in the conceptual section in Figure 1

●	The dacite porphyry-related late-stage quartz-sericite-pyrite alteration contains up to 10% sulphides dominated by pyrite (over chalcopyrite) and leaves open the target setting documented in other porphyries within the Warintza cluster where favourable sulphide zonation associated with early alteration phases is characterized by chalcopyrite dominant over pyrite

●	Detailed mapping and sampling are underway to further develop the model of this mineral system and particularly to establish vectors for skarn and alteration zonation and prioritize drill locations under construction. The copper mineralization remains open to the northwest, south and west while abutting a weakly mineralized quartz-monzodiorite porphyry to the northeast

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●	Patrimonio is defined by an elongated north-south molybdenum soil anomaly measuring 1.5km x 0.5km enveloped by a copper soil anomaly extending west, with outcropping porphyry displaying pervasive alteration and veining, located on the western side of an interpreted major north-south fault adjacent to Warintza Central

Figure 1 – Conceptual Cross Section of Patrimonio Looking East

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Figure 2 – Plan View of Warintza Porphyry Cluster and Patrimonio Drilling

Table 1 – Assay Results

Hole ID	Date Reported	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)	CuEq¹ (%)
SLSP-01		16	160	144	0.34	0.03	0.09	0.50
Including		16	112	96	0.43	0.03	0.11	0.59
Including	Sep 12, 2023	62	112	50	0.58	0.03	0.11	0.75
SLSP-02		18	294	276	0.29	0.02	0.07	0.40
Including		42	190	148	0.38	0.02	0.09	0.52

Notes to table: True widths of the mineralized zone are not known at this time.

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Table 2 - Collar Location

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLSP-01	799430	9647634	1519	310	315	-60
SLSP-02	799430	9647634	1519	310	260	-65

Notes to table: The coordinates are in WGS84 17S Datum.

Endnotes

1.	Copper-equivalence calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au, and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work.

Technical Information and Quality Control & Quality Assurance

Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located in Quito, Ecuador. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. Details on the surface sampling conducted at the Project are set out in the technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and available on the Company’s SEDAR profile and website. The drillhole data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”

President & CEO, Director

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For Further Information

Jacqueline Wagenaar, VP Investor Relations

Direct: 416-366-5678 Ext. 203

Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that drilling revealed a new style of what appears to be skarn mineralization developed within carbonate- rich volcanic sequences for which the source has not yet been determined, observations from drill core suggest the epidote-magnetite (skarn) mineralization was derived from a different and, as yet, unidentified source than the dacite porphyry opening up intriguing potential for the discovery of additional skarn mineralization and/or its intrusive source within the Patrimonio anomaly, detailed mapping and sampling are underway to further develop the model of this mineral system and particularly to establish vectors for skarn and alteration zonation and prioritize drill locations under construction, and the copper mineralization remains open to the northwest, south and west. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about the Company’s ability to advance exploration efforts at the Warintza Project; the results of such exploration efforts; and the Company’s ability to achieve its growth objectives. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2022 available at www.sedar.com. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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